

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 14, 2009

By facsimile to (617) 672-2002 and U.S. Mail

Mr. Robert J. Whelan
Chief Financial Officer
Eaton Vance Corp.
2 International Place
Boston, MA 02110

Re: Eaton Vance Corp.
Annual Report on Form 10-K for the fiscal year ended October 31, 2008
Filed December 19, 2008
File No. 1-8100

Dear Mr. Whelan:

We have the additional comments below on the Form 10-K.

Annual Performance-based Cash Incentive Awards, page 93

1. Please tell us the following with a view toward disclosure in future filings:

- Explain how the performance targets of $92 million for fiscal 2008 and $64.4 million for fiscal 2009 under the Executive Performance-Based Compensation Plan were determined.

- Quantify each element used to calculate and adjust the performance-based incentive pool (e.g., operating income, closed-end fund structuring fees and one-time payments, stock-based compensation, and write-offs of intangible assets or goodwill). Also clarify whether the pool was further adjusted to exclude the operating results of consolidated funds and, if so, explain how these adjustments were calculated. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

- We note your disclosure that the awards are based upon the achievement of pre-established performance goals and that you have disclosed the maximum award potential and actual award grants for each executive officer. We also note that you have considered the goals and objectives listed on page 90. Quantify and explain in greater detail the specific performance-based conditions relating to annual performance cash incentive awards for each named executive officer. Include in your discussion for each executive officer: the objective performance goals against which performance was measured, the analysis performed to certify whether the performance goals have been met, and how you determined the percentage of the award potential to be paid upon goal achievement. If any of the awards to the executive officers have been adjusted, quantify and explain in detail how these awards have been adjusted. See Item 402(b)(2)(vi) and (vii) of Regulation S-K.

Long-term Equity Incentive Awards, page 94

2.   Discuss and analyze with a view toward disclosure in future filings:

- Any specific performance-based conditions relating to long term equity incentive awards for each named executive officer.

- The relationship of any specific performance-based conditions relating to long term equity incentive awards to the actual long term equity incentive awards made to each named executive officer.

- The relationship of long-term equity incentive awards to other components of total compensation, particularly base salary and annual performance-based cash incentive awards.

Closing

Please respond to the comments within 10 business days or tell us when you will provide us a response. Please key your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

In responding to our comments, please provide in writing a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Brigitte P. Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions regarding our comments.

Very truly yours,

Jay E. Ingram
Legal Branch Chief